[redacted]

08027423

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 034176

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Langdon Shaw Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 North Meridian Street, Ste. 908
(No. and Street)

Indianapolis, (City) IN (State) 46204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN **REGARD TO THIS REPORT**
Bill Shaw (317) 634-7272
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price & Gartrell, P.C.
(Name — *if individual, state last, first, middle name*)

8465 Keystone Crossing, Ste 195 (Address) Indianapolis, (City) IN (State) 46240 (Zip Code)

PROCESSED
MAR 1 1 2008
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bill Shaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Langdon Shaw Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William Shaw
Signature

President
Title

Deborah K Hibler
Notary Public Marion County
Commission Expires 6/18/08

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I 5c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- (in) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANGDON SHAW SECURITIES, INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2007

CONTENTS

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Langdon Shaw Securities, Inc.
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Langdon Shaw Securities, Inc., as of December 31, 2007, and the related statement of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Langdon Shaw Securities, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 7, 2008

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.
Frank T. Crislip, Jr., C.P.A.
Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@pricegartrell.com

LANGDON SHAW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	30,218
Cash on deposit with clearing broker		25,000
Accounts receivable		2,444
Other assets		
Money market accounts		7,874
Refundable income taxes		1,407
Total assets	$	66,943

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	2,288
Stockholders' equity		
Common stock, no par value		
Authorized - 1,000 shares		
Issued and outstanding - 225 shares		56,500
Retained earnings		50,405
		106,905
Less 152 shares of treasury stock, at cost		(42,250)
		64,655
	$	66,943

See accompanying notes to financial statements.

LANGDON SHAW SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE		
Commissions and fees	$	448,848
Gain on sale of stock		35,000
Interest		1,949
		485,797
EXPENSES		
Commissions		476,978
Fees and dues		4,639
Other operating expense		3,537
		485,154
Net income (loss) before taxes		643
Federal and Indiana tax		1,726
Net income (loss)	$	(1,083)

See accompanying notes to financial statements.

LANGDON SHAW SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance at January 1, 2007	$	51,488
Net income (loss)		(1,083)
Balance at December 31, 2007	$	50,405

See accompanying notes to financial statements.

LANGDON SHAW SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities		
Net income (loss)	$	(1,083)
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable		3,157
Decrease in other assets		17,234
Decrease in accounts payable		(7,977)
Net cash used for operating activities		11,331
Net decrease in cash		11,331
Cash and cash equivalents at beginning of year		18,887
Cash and cash equivalents at end of year	$	30,218

See accompanying notes to financial statements.

LANGDON SHAW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company is a registered broker-dealer. All trades are cleared on a fully disclosed basis.

2. CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital ($ 50,000), as defined under Rule 15c3-1. At December 31, 2007, the Company had net capital of $ 63,091.

3. EXEMPTION FROM RULE 15c3-3

The Company does not collect any customer funds. The Company does not hold any securities for its customers and it clears all transactions with a clearing broker or dealer. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3.

4. RELATED PARTY TRANSACTIONS

The Company utilizes office space, equipment and personnel of a related organization (common stockholders) and, accordingly, incurred expenses paid to such firm amounting to approximately $ 476,978 for 2007.

LANGDON SHAW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net capital

Ownership equity per financial statements	$	64,655
Nonallowable assets		1,407
Haircuts		
Assets held by clearing broker		157
Net capital	$	63,091

LANGDON SHAW SECURITIES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Aggregate indebtedness	
Included in statement of financial condition	
Accounts payable	$ 2,288
Computation of basis net capital requirement	$ 153
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 13,091
Excess net capital at 1,000%	$ 62,863
Ratio: aggregate indebtedness to net capital	.036 to 1

LANGDON SHAW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in Company's Part II FOCUS report	$	63,091
Net capital per page 6		63,091
Difference - audit adjustment	$	-

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Langdon Shaw Securities, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Periculum Advisors, LLC, as of and for the year ended December 31, 2007, in accordance with auding standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Companies internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fullfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.
Frank T. Crislip, Jr., C.P.A.
Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@pricegartrell.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a contrl does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or comvination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify and deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 7, 2008

END